PIEDMONT COMMUNITY BANK GROUP, INC.

110 Bill Conn Parkway

Gray, GA 31032

January 30, 2009

Via EDGAR

Mr. Jonathan Gottlieb

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Piedmont Community Bank Group, Inc.
Registration Statement on Form S-1 (File No. 333-146206)

Dear Mr. Gottlieb:

Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended (the “Act”), Piedmont Community Bank Group, Inc., a Georgia corporation (the “Company”), hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-146206), the last amendment of which was filed with the SEC on July 24, 2008 (the “Registration Statement”). No securities were sold in connection with the offering contemplated by the Registration Statement. The Company may undertake a subsequent private offering in reliance on Securities Act Rule 155(c).

The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. If you have any questions or comments about the foregoing, please call the undersigned at (478) 986-5990 or Michael P. Marshall, Jr., Esq. of Miller & Martin LLP, the Company’s counsel, at (404) 962-6442.

Very truly yours,

/s/ R. Drew Hulsey

Chief Executive Officer

cc: Michael P. Marshall, Esq.